Xtant Medical Holdings, Inc.

664 Cruiser Lane

Belgrade, Montana 59714

(406) 388-0480

By EDGAR Transmission

May 2, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Suzanne Hayes, Assistant Director

Re: Acceleration Request filed on April 29, 2016

Xtant Medical Holdings, Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-203492

Dear Ms. Hayes,

The undersigned registrant (the “Registrant”) filed an acceleration request on April 29, 2016 (the “Acceleration Request”). The Registrant hereby withdraws the Acceleration Request.

Very truly yours,

/s/ John Gandolfo

John Gandolfo
Chief Financial Officer